CONFIDENTIAL

Third Point Reinsurance Ltd.
Point House
3 Waterloo Lane Pembroke HM 08, Bermuda

September 23, 2020

David Junius Via Email

Dear David:

We are pleased to offer you the position of Chief Operating Officer of Third Point Reinsurance Ltd. (the “Company”) on the terms outlined in this offer letter below. Reference is made below to that Agreement and Plan of Merger, dated as of August 6, 2020, among the Company, Sirius International Insurance Group, Ltd. and Yoga Merger Sub Limited (the “Merger Agreement”).

•Position. Chief Operating Officer of the Company, reporting to the Chief Executive Officer of the Company and to the Chairman of the Board of Directors of the Company (the “Board”), and Chief Operating Officer of Third Point Reinsurance (USA) Ltd. (“Third Point Re USA”), reporting in such capacity to the board of directors of Third Point Re USA. Upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), you shall be appointed Chief Financial Officer of SiriusPoint, report to the SiriusPoint Chairman and CEO, and have all duties and authorities commensurate with such position.

•Start Date; Location. Your start date will be October 1, 2020 after receipt of any necessary approvals. When the Company’s employees return to work, your office shall be in New York, NY, subject to customary business travel.

•Base and Bonus. Base salary at an annual rate of $500,000, and a bonus target of 75% of base salary. Your annual bonus for 2020 will be prorated to reflect your start date.

•Long-Term Incentive Awards. Starting in 2021, you will participate in the Company’s long-term incentive (LTI) program with other members of senior management of the Company. Your LTI award granted in 2021 will have a grant date value of $1,000,000. The Company’s LTI program is contemplated to be comprised 75% in performance-vesting restricted share awards of the Company and 25% in time-vesting restricted stock of the Company. The terms of the LTI award granted to you will be the same as the terms of the LTI awards granted to the CEO’s other direct reports. For the avoidance of doubt, the terms of your LTI awards (excluding value) shall be no less favorable, in all material respects, including but not limited to (i) vesting periods and criteria; and (ii) accelerated vesting upon termination or Change in Control, as provided to the CEO’s other direct reports at the time such awards are made. You can learn more about the Company’s historical LTI grant practices in the Company’s most recent annual proxy, which may be found at this link: https://www.sec.gov/Archives/edgar/data/1576018/000157601820000054/a2020 definitiveproxystatem.htm#sA2FD8991D85555FEBF084DD553D2D2BE.

•Sign-On LTI Award. In consideration of your acceptance of the offer, at or as soon as practicable after your start date, you would be granted a one-time LTI award of $1.5m shares of restricted stock of the Company. The number of shares granted to you would be based on the reported closing price of the TPRE shares on the most recent trading date prior to your start date. The restricted shares would vest in annual installments of 20% per year on the first five anniversaries of your start date, subject to your continued employment through the applicable vesting dates. The sign-on restricted stock award would be granted under the Company’s form of restricted stock agreement, which you may review at this link: https://www.sec.gov/Archives/edgar/data/1576018/000157601819000046/amend edformofemployeerestr.htm.

In addition to any other applicable accelerated vesting provisions incident to termination or Change in Control contained in the equity documents and afforded to other direct reports of the CEO, if your employment is terminated without “Cause,” or if you resign following the occurrence of “Good Reason,” and (i) the Closing has not occurred or the merger agreement has been terminated without the Closing having occurred, your Sign-On LTI Award shall become fully vested; or (ii) the Closing has occurred, your Sign-On LTI Award shall be entitled to accelerated vesting for any portion that would have vested within two (2) years of your termination.

For purposes of this offer letter and any subsequent Employment Agreement, Cause and Good Reason shall be defined no less favorably  than as set forth in the current Employment Agreements of the Company’s current direct reports to the CEO (such definitions are set forth in the attached Exhibit “A” and are hereby incorporated by reference); provided, for the avoidance of doubt, Good Reason shall also include (a) you not being provided the position, authorities, and duties of Chief Financial Officer of the combined entity reporting to the CEO and Chairman upon the Closing; or (b) if no Closing has occurred or the merger agreement has been terminated without the Closing having occurred, any material adverse changes or material diminution in the authorities, responsibilities or duties of your position of Chief Operating Officer of the Company (reporting to the CEO and Chairman of the Company) in existence as of the Start Date and as may be enhanced thereafter.

•Benefits. You would be eligible to participate in all of the standard Company retirement, health and other benefit plans. The annual proxy includes information about some of these plans, and you will receive more detail on them shortly.

•Severance Pay. In the event that the Company terminates your employment without “cause” (other than by reason of death or disability) or you terminate your employment with “good reason”, the Company would provide you with severance pay consisting of (i) an annual bonus payment based on actual performance against established metrics, prorated for the period of your service prior to the termination date; (ii) payment of 18 months’ of base salary; and (iii) 18 months of continued participation in the Company’s medical and life insurance plans at active employee rates. These severance benefits would be subject to your entry into a customary release of claims, and the release agreement would also include the customary restrictive covenant agreements that the Company uses with respect to the CEO’s direct reports, including noncompetition and nonsolicitation provisions, as well as an obligation to maintain the Company’s confidential information. The annual proxy includes information about the Company’s severance practices for the CEO’s direct reports (including payment timing), and these terms would also apply to you.

•Full-Blown Employment Agreement. At or as soon as practicable after the Closing (currently expected to occur in Q1 2021), you and the Company shall enter into a mutually agreeable employment agreement that, among other things, shall be no less favorable to you, in all material regards, than (i) the terms set forth in this offer letter agreement; and (ii) the terms contained in any Employment Agreement with any current direct reports of the CEO or direct reports of the CEO following the Closing who have entered into Employment Agreements; provided, that, the amount of any compensation shall be as set forth herein.

•Miscellaneous Matters. This offer letter is governed by New York State law, without reference to the principles of conflict of laws, and you and the Company agree that any disputes between us regarding your employment will be resolved by a non-jury trial in the Federal or State courts located in New York county. This offer letter sets forth our entire mutual understanding regarding your employment and supersedes all of our prior discussions and negotiations.

We believe that the Company presents a tremendous value creation opportunity and we view you as an important part of our future successes. I look forward to working with you.

[signature page follows]

Please let me know any questions you may have about this offer. If the offer is acceptable, please sign below and return a copy of this offer letter to me.

Sincerely,

/s/ Sid Sankaran
Sid Sankaran Chairman

Accepted and Agreed:

/s/ David W. Junius
David Junius

Dated: 9/23/2020

Exhibit A

“Cause” shall mean: (A) the willful failure of the Executive substantially to perform his duties or his negligent performance of such duties (other than any such failure due to the Executive’s physical or mental illness) that has caused or is reasonably expected to result in material injury to the Company or any of its affiliates; (B) the Executive having engaged in willful and serious misconduct that has caused or is reasonably expected to result in material injury to the Company or any of its affiliates; (C) a willful and material violation by the Executive of a Company policy that has caused or is reasonably expected to cause a material injury to the Company or any of its affiliates; (D) the willful and material breach by the Executive of any of his obligations under this Agreement; (E) failure by the Executive to timely comply with a lawful and reasonable direction or instruction given to him by the Board; or (F) Executive having been convicted of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony (or comparable crime in any jurisdiction that uses a different nomenclature); provided that in the case of clauses (A)–(E), the Company shall have given the Executive 20 days’ prior written notice of such action and, if such action is capable of being cured, the Executive shall not have cured such action to the reasonable satisfaction of the Company within such 20 day period.

“Good Reason” shall mean: (A) the assignment to the Executive of duties that are significantly different from, and that result in a substantial diminution of, the duties set forth in this Agreement; (B) a reduction in the rate of the Executive’s Base Salary (other than pursuant to a generally applicable reduction in salaries of senior executive officers); or (C) a material breach by the Company of this Agreement; provided that the Executive shall have given the Company written notice specifying in reasonable detail the circumstances claimed to constitute Good Reason within 90 days following the occurrence, without the Executive’s consent, of any of the events in clauses (A)–(C), and the Company shall not have cured the circumstances set forth in the Executive’s notice of termination within 20 days of receipt of such notice.